Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

VIA EDGAR

August 8, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn:     Timothy S. Levenberg
            Kevin Dougherty

Re:	Energea Portfolio 2 LP Post-Qualification Amendment No. 3 on Form 1-A POS Filed August 8, 2025 File No. 024-12347

Gentlemen:

Energea Portfolio 2 LP (the "Company" or "we") hereby transmits its response to the comment letter received from the staff (the "Staff") of the U.S. Securities and Exchange Commission, dated August 1, 2025 regarding the Company's post-qualification amendment on Form 1-A POS filed on July 15, 2025 (the "Post-Qualification Amendment"). For the Staff's convenience, we have repeated below the Staff's comments in bold, and have followed each comment with the Company's response. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Post-Qualification Amendment.

How to Invest, page 47

1.     We note your response to prior comments 3 and 4, and we reissue both comments in part. Please provide your analysis of how each of the "Auto-Invest" and "Auto-Reinvestment" programs and your offering will comply with Securities Act Rule 251(d)(3)(F) to be eligible to conduct a continuous or delayed offerings under Regulation A. Specifically address how the offering will comply with each element of that rule.

Response: Each of the Auto-Invest Agreement and the Auto-Reinvestment Agreement constitute different methods by which an Investor may choose to participate in the Offering, which itself is a continuous offering made in compliance with Rule 251(d)(3)(F). This rule permits the Company to conduct the Offering as a continuous offering for up to three years following the initial qualification of the Offering, which was initially qualified on June 6, 2024.

Each Auto-Investment and Auto-Reinvestment made at such intervals identified in the Investor Information Sheet of an Investor's Auto-Invest or Auto-Reinvestment Agreement constitutes a purchase of a primary offering of Class A Investor Shares made pursuant to the Offering. Investors are provided with a copy of the Offering Statement upon entering into the investment agreements. Additionally, Investors will be provided with a link to the then-current Offering Statement via email upon each new auto-investment or auto-reinvestment to be made pursuant to such Investor's investment agreement.

As disclosed in the Offering Circular, and as more fully detailed in the Auto-Reinvestment Agreement filed as Exhibit 4.4, the auto-reinvestment program enables investors to automatically reinvest distributions into additional Class A Investor Shares of the Company. We respectfully assert that the Auto-Reinvestment program is permitted under Rule 251(d)(3)(F), which states that "Securities are offered and sold continuously by or on behalf of the issuer solely pursuant to a dividend or interest reinvestment plan..." We believe that this program qualifies under this provision based on the fact that: (i) distributions are automatically used to purchase additional shares directly from the Company; (ii) the Class A Investor Shares are sold directly by the Company on a basis under an Offering Circular qualified under Regulation A; (iii) participation in the Auto-Reinvestment program is voluntary and investors may opt out at any time; (iv) the Auto-Reinvestment program is fully disclosed in the Offering Circular; and (v) all auto-reinvestment shares are primary issuances tracked by the Company to ensure compliance with rules for conducting an offering under Tier 2 of Regulation A.

As disclosed  in the Offering Circular, and as more fully detailed in the Auto-Invest Agreement filed as Exhibit 4.3, the Auto-Invest program enables investors to make recurring investments into the Company's Class A Investor Shares through automatic debits based on the investor's authorization. We respectfully assert that the Auto-Invest program constitutes a continuous primary offering by the Company based on a qualified Offering Circular. Further, this program is consistent with the SEC's guidance and Staff positions permitting subscription programs where each recurring investment under the Auto-Invest program is made directly by the investor and effected in compliance with the Offering Circular and applicable investment caps under Regulation A. The program does not involved secondary sales and operates in compliance with the disclosure requirements of Regulation A, including the ability to amend or supplement the Offering Circular as needed to maintain accurate disclosure.

Accordingly, we respectfully submit that the Company's Auto-Reinvestment program and Auto-Invest program are in compliance with the continuous offering rules promulgated under Regulation A.

2.     We note your response to comment 5. Please disclose the information from your response letter in your offering statement.

Response: As requested, we have disclosed the information provided in response to comment 5 of our prior response letter in the Post-Qualification Amendment in the section titled ("Investment Limitations for Non-Accredited Investors") which can be found on page 49.

Investment Agreements, page 47

3.     We reissue prior comment 2. This new section does not significantly add to what you previously disclosed at page 7. Please revise to disclose the material terms of the "Auto-Invest" and "Auto-Reinvestment" agreements under separate headers within your section "Securities Being Offered: The Class Investors Shares." For example, disclose the following about each how each program works:
•       information from clauses 3, 4, and 5 on the price, opt out, termination and no transfer; and
•       in terms of the forum selection provision, include information from clause 8 that if the Purchaser is not otherwise subject to service of process in Delaware, to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.
Response: We have revised the Post-Qualification Amendment to include the information requested in sections titled ("Terms of Auto-Invest Agreement") and ("Terms of Auto-Reinvestment Agreement") on pages 47 and 48.
Additional Information, page 49
4.     We reissue prior comment 8. If you continue to incorporate this information by reference, please comply with General Instruction III(a)(2) or, alternatively, revise to provide financial statement and related information in this filing.
Response:  We have revised the section ("Index to Financial Statements") to provide a URL to the specific page on the Platform at which the financial statements may be now found without requiring login credentials. This change can be found on page 51.

We thank the Staff for its review of the foregoing and the Post-Qualification Amendment. If you have further comments, please feel free to contact our counsel at jande@mccarter.com or by telephone at (732) 867-9744.

Very truly yours,
Energea Portfolio 2 LP

By: Energea Global, LLC Its: General Partner

By:
Name:	Mike Silvestrini
Title:	Managing Partner

cc: Jed Ande, Esq.